EXHIBIT 99.57
                                                                   -------------

                                          Lawyers
                                 MACLEOD DIXON LLP
                                            CALGARY   ATMATY
                                            TORONTO   CARACAS
                                            MOSCOW    RIO DE JANEIRO





January 31, 2005 TRANSMITTED VIA SEDAR

The securities regulatory authorities in each of the provinces of Canada

Dear Sirs:

RE:  ADVANTAGE ENERGY INCOME FUND - SHORT FORM PROSPECTUS DATED JANUARY 31, 2005

We refer to the short form prospectus of Advantage Energy Income Fund dated January 31, 2005 (the "Prospectus") relating to the offering of 5,250,000 Trust Units for aggregate gross proceeds of $113,662,500. Capitalized terms have the meanings ascribed thereto in the Prospectus unless otherwise defined herein.

We hereby consent to the references to our firm's name and to our opinion under the heading "Canadian Federal Income Tax Considerations" in the Prospectus and reference to our opinions on the face page of the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to in the Prospectus or that are within our knowledge as a result of the services performed by us in connection with our opinions referred to therein.

Yours truly,


MACLEOD DIXON LLP

"MACLEOD DIXON LLP"












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